Exhibit 99.17

Volaris announces changes in its Board of Directors

Mexico City, Mexico. July 24, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, announces that Mr. Roberto José Kriete Ávila, director of the board of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris”) and Messrs. John R. Wilson and Rodrigo Salcedo, alternate directors, who have been valuable members of the Board of Directors and an important part of the Volaris family, submitted their resignation as director and alternate directors, respectively. Volaris expresses its gratitude and greatly acknowledges their service.

Additionally, Volaris informs that Mr. Marco Baldocchi Kriete who to the date hereof had served as an alternate director, pursuant to article 24 of the Mexican Securities Market Law, article 155 of the Mexican General Corporations Law and clause Twenty eight of the by-laws of Volaris, has been appointed as interim director of the board of Volaris and Mr. Rodrigo Antonio Escobar Nottebohm as his interim alternate director. Such appointments will be submitted for ratification or new substitute directors will be appointed in the next Shareholders Meeting of Volaris.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 195 and its fleet from four to 78 aircraft. Volaris offers more than 400 daily flight segments on routes that connect 40 cities in Mexico and 26 cities in the United States and Central America with one of the youngest fleets in the Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious businesspeople and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100